--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K
                                   ---------


(MARK ONE)

|X| ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
-------------------------------------------------------------------------------
    1934  [FEE REQUIRED].
    ---------------------

                     FOR THE YEAR ENDED DECEMBER 31, 2001

                                      OR
                                      --
| | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
    ---------------------------------------------------------------------------
    OF 1934 [NO FEE REQUIRED].
    --------------------------



  For the transition period from _______________________ to ___________________



                        COMMISSION FILE NO. 33-55629



   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         ANNTAYLOR, INC. SAVINGS PLAN
                         ----------------------------


   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         ANNTAYLOR STORES CORPORATION
                         ----------------------------
            (Exact name of registrant as specified in its charter)

      142 WEST 57TH STREET, NEW YORK, NY                10019
  ---------------------------------------             ----------
  (Address of principal executive offices)            (Zip Code)


                                (212) 541-3300
                                --------------
             (Registrant's telephone number, including area code)






-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------
TABLE OF CONTENTS
-----------------
-------------------------------------------------------------------------------

                                                                        PAGE
                                                                        ----

INDEPENDENT AUDITORS' REPORT..............................................1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits,
  December 31, 2001 and 2000..............................................2

Statements of Changes in Net Assets Available for
  Benefits for the Years Ended December 31, 2001 and 2000.................3

Notes to Financial Statements.............................................4


SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Line 4i - Schedule of Assets
   Held at End of Year December 31, 2001..................................10


================================================================================

INDEPENDENT AUDITORS' REPORT
----------------------------

AnnTaylor, Inc. Savings Plan:

    We have audited the accompanying statements of net assets available for benefits of the AnnTaylor, Inc. Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year, December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic 2001 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.



DELOITTE & TOUCHE LLP


New York, New York
June 17, 2002


================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

STATEMENTS OF NET ASSETS AVAILABLE
----------------------------------
FOR BENEFITS, DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------




                                                            2001        2000
                                                        ----------    ----------
Investments at fair value:
    Mutual funds ...................................   $14,561,387   $14,621,769
    Money market fund ..............................     3,710,894     2,957,899
    AnnTaylor Stores Corporation Common Stock Fund .     1,141,175       792,688
    Loans to participants ..........................       544,952       542,596
                                                        ----------    ----------
    Total investments ..............................    19,958,408    18,914,952
                                                        ----------    ----------

Receivables:
    Employer contributions .........................        35,983        58,731
    Employee contributions .........................       207,612       362,704
    Loans to participants ..........................        16,255        19,073
                                                        ----------    ----------
    Total receivables ..............................       259,850       440,508
                                                        ----------    ----------

Cash: ..............................................        23,459         5,519

Net assets available for benefits ..................   $20,241,717   $19,360,979
                                                       ===========   ===========


                      See notes to financial statements.

================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

STATEMENTS OF CHANGES IN NET ASSETS
-----------------------------------
AVAILABLE FOR BENEFITS FOR THE YEARS
------------------------------------
ENDED DECEMBER 31, 2001 AND 2000
--------------------------------
-------------------------------------------------------------------------------


                                                          2001          2000
                                                     -----------     -----------

ADDITIONS TO NET ASSETS ATTRIBUTED TO
INVESTMENT ACTIVITIES:

Dividend income ................................     $    80,799     $ 1,492,864
                                                     -----------     -----------
Total additions attributed to investment
   activities ..................................          80,799       1,492,864
                                                     -----------     -----------

ADDITIONS TO NET ASSETS ATTRIBUTED TO
CONTRIBUTION ACTIVITIES:

Employer contributions .........................         914,649         793,829
Employee contributions .........................       3,867,924       3,603,792
Rollover contributions .........................         349,814         636,835
                                                     -----------     -----------

Total additions attributed to
contribution activities ........................       5,132,387       5,034,456
                                                     -----------     -----------

Loan repayments - interest .....................          46,508          25,630
                                                     -----------     -----------

Total additions ................................       5,259,694       6,552,950
                                                     -----------     -----------

DEDUCTIONS FROM NET ASSETS:

Net depreciation in fair
   value of investments ........................       1,936,217       2,984,442
Benefits paid to participants ..................       2,442,739       2,238,452
                                                     -----------     -----------

Total deductions ...............................       4,378,956       5,222,894
                                                     -----------     -----------
NET INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS .........................         880,738       1,330,056

NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year ...........................      19,360,979      18,030,923
                                                     -----------     -----------
   End of year .................................     $20,241,717     $19,360,979
                                                     ===========     ===========



                      See notes to financial statements.
                                      -3-
================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------
-------------------------------------------------------------------------------



1. PLAN DESCRIPTION
-------------------

      The following description of the AnnTaylor, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description, which is available from the Plan administrator, for a more complete description of the Plan's provisions.


   GENERAL

      The Plan is a contributory, defined contribution plan established by AnnTaylor, Inc. (the "Company") as of July 1, 1989. The Plan covers all employees of the Company who have completed thirty consecutive days of employment with the Company or its subsidiaries and affiliates consisting of at least 30 hours of service per week. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   CONTRIBUTIONS

      Historically, the Company has contributed to the Plan 50% of the Participant's pre-tax contributions, or after-tax contributions, or both, subject to an overall maximum Company matching contribution of 3% of the participant's compensation.

      Participants may make pre-tax contributions in an amount not less than 1% or more than 10% of their compensation for each pay period through July 31, 2001. On or after August 1, 2001, participants (excluding "highly compensated employees" as defined by the Internal Revenue Service and employees subject to the laws of Puerto Rico) may contribute up to 20% of their compensation in any combination of pre-tax and after-tax contributions. Participants' aggregate pre-tax contributions may not exceed $10,500 in both 2001 and 2000. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions are remitted to the trustee and invested together with Company contributions. For the Plan years ended December 31, 2001 and 2000, all contributions to the Plan by or on behalf of a participant were invested in one or all of the following Investment Funds, or such other Investment Funds which the administrative committee of the Plan may have from time to time specified:

      (a) Fund A is the American Express Trust Income Fund II, a stable capital fund, the prospectus for which indicates that the funds are invested in insurance investment contracts and stable value contracts of varying maturity, size, and yield. The Fund's objective is to preserve principal and interest while maximizing current income.


     (b) Fund B is the AXP Mutual Fund (Y), a balanced fund, the prospectus for which indicates that the funds are invested in a portfolio of common stocks and senior securities (preferred stocks and bonds). The Fund's objective is to provide shareholders with a balance of growth of capital and current income. Effective August 1, 2001, no new contributions or transfers into the AXP Mutual Fund (Y) were permitted.


     (c) Fund C is the AXP Blue Chip Advantage Fund, a diversified mutual fund, the prospectus for which indicates that the funds are invested in U.S. and foreign stocks that are included in the market index (currently the S&P 500). The Fund's objective is to provide shareholders with a long-term return exceeding that of the U.S. stock market.

                                      -4-
================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------
-------------------------------------------------------------------------------


1. PLAN DESCRIPTION (CONTINUED)
-------------------------------

   CONTRIBUTIONS (CONTINUED)

     (d) Fund D is the AXP New Dimension Fund, a growth fund, the prospectus for which indicates that the funds are invested in U.S. and foreign companies showing the potential for significant growth. The objective of the fund is to provide shareholders with long-term growth of capital.

     (e) Fund E is the AIM Constellation Fund, an aggressive growth fund, the prospectus for which indicates that the funds are primarily invested in common stocks, with the emphasis on medium-sized and smaller emerging growth companies. The objective of the fund is to seek capital appreciation and increase shareholders' capital.

     (f) Fund F is the Templeton Foreign Fund, a foreign stock fund, the prospectus for which indicates that the funds are invested in stocks and debt obligations of companies and governments outside of the U.S. The objective of the fund is to seek long-term capital growth.

     (g) Fund G is the AnnTaylor Stores Corporation Common Stock Fund, which invests primarily in shares of AnnTaylor Stores Corporation common stock, as well as cash.

     (h) Fund H is the RS Emerging Growth Fund, a diversified mutual fund, the prospectus for which indicates that the fund seeks to achieve appreciation by investing in a diversified portfolio of equity securities that have the potential for rapid growth.

     (i) Fund I is the American Express Trust Equity Index Fund II, a diversified mutual fund, the prospectus for which indicates that the fund is invested primarily in common stocks. The Fund's goal is to achieve a rate of return as close as possible to the rate of return of the S&P 500 Index.

     (j) Fund J is the American Express Trust Short-Term Horizon (25:75) Fund, one of three Lifestyle funds, the prospectus for which indicates that the fund seeks to offer diversified investment portfolios tailored to a specific time horizon. The objective of the fund is to provide a diversified portfolio with a conservative risk profile designated for individuals with short-term goals (three to seven years away).

     (k) Fund K is the American Express Trust Medium-Term Horizon (50:50) Fund is the second of three Lifestyle funds offering diversified investment portfolios, the prospectus for which indicates that the fund is tailored to a specific time horizon. The fund's objective is to provide a diversified portfolio with a conservative risk profile designed for individuals with medium-term goals (7 to 12 years away).

     (l) Fund L is the American Express Trust Long-Term Horizon (65:35) Fund, the third of the three Lifestyle funds offering diversified investment portfolios, the prospectus for which indicates that the fund is tailored to a specific time horizon. The objective of this fund is to provide a mix of growth, growth/income and income funds with a conservative risk profile for individuals with long-term goals (12 or more years away).


                                      -5-
================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

NOTES TO FINANCIAL STATEMENTS
-----------------------------
-------------------------------------------------------------------------------




1. PLAN DESCRIPTION (CONTINUED)
-------------------------------


   PARTICIPANT ACCOUNTS

      Each participant's account is credited with (a) the participant's contributions, (b) the Company's matching contributions, and (c) an allocable share of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the vested balance in their account.


   LOANS TO PARTICIPANTS

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from one to five years. The loans are secured by 50% of the balance in the participant's account and bear interest at a rate as determined by the Plan's Administrative Committee based on the prevailing Prime Rate at the time of the loan.


   VESTING

      The Plan provides that participants have no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they have three years of service, at which time they are 50% vested. Vesting increases by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant's account balance upon their retirement, death or disability.

      Participants are fully vested at all times with respect to employee contributions and earnings thereon.

   PAYMENT OF BENEFITS

      Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement, death, disability or employment termination. All distributions are lump sum payments. Participants whose account balances are in excess of $5,000 may elect deferred payment.

    FORFEITURES

      Amounts forfeited by participants shall be used to reduce future Company contributions.

                                      -6-
================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
-----------------------------------------
-------------------------------------------------------------------------------

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------

   The significant accounting policies followed by the Plan are detailed below:


     o The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

     o Investments are reported at fair value which, for investments traded publicly including mutual funds, is based on published market prices.

     o    Interest on investments is recorded as earned.

     o    Dividend income is recorded on ex-dividend dates.

     o    Security transactions are recorded as of the trade date.

     o    Benefits paid to participants are recorded upon distribution.

     o The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from these estimates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

     o Certain 2000 amounts have been reclassified to conform to the 2001 presentation.


3. INVESTMENTS
--------------

      American Express Trust, the Plan Trustee for the years ended December 31, 2001 and 2000, invested all employee and Company contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Plan Trustee has custody of all assets in the funds.

      Investments that represent 5% or more of the Plan's net assets are identified by an asterisk ("*").
                                                             DECEMBER 31,
                                                         2001           2000
                                                     -----------    -----------
Investments at fair value as determined
  by Quoted Market Prices:
Mutual funds:
 AXP Mutual Fund (Y) ..............................  $ 1,453,955*   $ 1,736,941*
 AIM Constellation Fund ...........................    1,553,792*     1,471,037*
 AXP Blue Chip Advantage Fund .....................    2,504,832*     2,358,093*
 AXP New Dimension Fund ...........................    7,080,865*     8,038,341*
 Templeton Foreign Fund ...........................      847,499        769,090
 RS Emerging Growth Fund ..........................      432,973        192,330
 American Express Trust Short-Term Horizon
    (25:75) Fund...................................       34,870           --
 American Express Trust Medium-Term Horizon
    (50:50) Fund...................................       80,451           --
 American Express Trust Equity Index Fund II ......      279,106         55,937
 American Express Trust Long-Term Horizon
    (65:35) Fund ..................................      293,044           --
                                                     -----------    -----------
 Total mutual funds ...............................   14,561,387     14,621,769
                                                     -----------    -----------
Money Market fund:
 American Express Trust Income Fund II ............    3,710,894*     2,957,899*
                                                     -----------    -----------
AnnTaylor Stores Corporation Common Stock Fund ....    1,141,175*       792,688
                                                     -----------    -----------
Loans to participants .............................      544,952        542,596
                                                     -----------    -----------
Total Investments...............................     $19,958,408    $18,914,952
                                                     ===========    ===========

                                      -7-
================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
-----------------------------------------
-------------------------------------------------------------------------------



3. INVESTMENTS (CONTINUED)
--------------------------

    During 2001 and 2000 the Plan's investments, including investments bought and sold, as well as held during each year, (depreciated)/appreciated in fair value as follows:

                                                       2001          2000
                                                  -----------    -----------
American Express Trust Income Fund II .........   $   188,284    $   158,520
AXP Mutual Fund (Y) ...........................      (268,683)      (253,880)
AIM Constellation Fund ........................      (373,745)      (502,104)
AXP Blue Chip Advantage Fund ..................      (437,353)      (529,277)
AXP New Dimension Fund ........................    (1,251,543)    (1,611,344)
Templeton Foreign Fund ........................       (86,231)       (45,580)
AnnTaylor Stores Corporation Common Stock Fund        346,582       (136,110)
American Express Trust Equity Index Fund II ...        (8,240)        (4,871)
RS Emerging Growth Fund .......................       (60,880)       (59,796)
American Express Trust Short-Term Horizon
  (25:75) Fund ................................           507           --
American Express Trust Medium-Term Horizon
  (50:50) Fund ................................         2,766           --
American Express Trust Long-Term Horizon
   (65:35) Fund ...............................        12,319           --
                                                  -----------    -----------
Net (depreciation) in fair value of investments   $(1,936,217)   $(2,984,442)
                                                  ===========    ===========


     During 2001 and 2000, participants had the option to invest in the American Express Trust Income Fund II. This fund invests in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Plan assets invested in this fund are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately 6.0% during 2001 and 2000. The crediting interest rate was approximately 5.9% and 6.0% at December 31, 2001 and 2000, respectively. Generally, the fair value of Plan assets invested approximates contract value. The contract value was $3,710,894 and $2,957,899 for the years ended December 31, 2001 and 2000, respectively.


4. PRIORITIES UPON TERMINATION OF THE PLAN
------------------------------------------

     The Company expects and intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan. In the event of termination, participants will become 100% vested in their accounts.


5. ADMINISTRATIVE COSTS
-----------------------
     Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.


                                      -8-
================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
-----------------------------------------
-------------------------------------------------------------------------------


6. TAX STATUS
-------------

      The Internal Revenue Service has determined and informed the Company, by letter dated February 4, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements to the IRC.


7. FORFEITURES
--------------

      During the years ended December 31, 2001 and 2000, forfeitures of $93,850 and $139,222, respectively, were allocated to reduce Company contributions.


8. RELATED PARTY TRANSACTIONS
-----------------------------

      During the years ended December 31, 2001 and 2000, there were transactions involving the investment of plan assets in investment funds maintained by American Express Trust, the Plan Trustee, a party-in-interest as defined in section 3(14) of ERISA.

                                      -9-
================================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 ----------------------------

 FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
 -----------------------------------------------------------------------
 DECEMBER 31, 2001
 -----------------
-------------------------------------------------------------------------------



PARTY IN
INTEREST                                            (C)DESCRIPTION  (E) CURRENT
 (A)      (B) IDENTITY OF PARTY                     OF INVESTMENT       VALUE
-------   ---------------------------------------   -------------    ----------

Yes        American Express Trust                   169,571 shares   $3,710,894
             Income Fund II

Yes        AXP Mutual Fund (Y)                      154,512 shares    1,453,955

 No        AIM Constellation Fund                    70,307 shares    1,553,792

Yes        AXP Blue Chip Advantage                  311,159 shares    2,504,832
             Fund

Yes        AXP New Dimension Fund                   288,074 shares    7,080,865

 No        Templeton Foreign Fund                    91,622 shares      847,499

Yes        AnnTaylor Stores Corporation              32,605 units     1,141,175
             Common Stock

Yes        RS Emerging Growth Fund                   13,526 shares      432,973

Yes        American Express Trust Equity              8,763 shares      279,106
             Index Fund II

Yes        American Express Trust Short-Term          1,928 shares       34,870
             Horizon (25:75) Fund

Yes        American Express Trust Medium-Term         3,706 shares       80,451
             Horizon (50:50) Fund

Yes        American Express Trust Long-Term          26,481 shares      293,044
             Horizon (65:35) Fund

Yes        Loans to Participants                 149 loans bearing
                                                 interest at rates
                                                  between 7.0% and
                                               10.50% and maturing
                                            between 2002 and  2006.     544,952
                                                                    -----------
                                                                    $19,958,408
                                                                    ===========






   Employer Identification Number:  51-0297083
                                    ----------
   Plan Number:  001
                 ---

                                      -10-
================================================================================

                                  SIGNATURES
                                  ----------







    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       AnnTaylor, Inc. Savings Plan



                                       By:  /s/  James M. Smith
                                            -------------------------
                                                James M. Smith
                                       Senior Vice President - Chief
                                       Financial Officer and Treasurer,
                                       AnnTaylor, Inc.

June 26, 2002


                                      -11-
================================================================================

                                 EXHIBIT INDEX
                                 -------------




EXHIBIT NO.                                            PAGE NO.
-----------                                            --------

   23             Consent of Deloitte & Touche LLP       13



                                      -12-